Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com


03022884

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

11 June 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL


SEC MAIL
PROCESSING
RECEIVED
JUN 17 2003
WASH, D.C.
188
SECTION

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

Sandra Walters

Sandra Walters
Assistant Company Secretary

Enc:

dlw 6/24

FILE NO. 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

Not advised

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

N/A

11) Date company informed

10 June 2003

12) Total holding following this notification

92,621,294

13) Total percentage holding of issued class following this notification

12.80%

File No. 82-5205

14) Any additional information

This notice relates to the decrease in holding of Capital Guardian Trust Company from 4.01% to 3.97%

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 11 June 2003

Details of Registered Holders

Capital Guardian Trust Company		3.97%
State Street Nominees Limited	5,272,500	
Bank of New York Nominees	537,199	
Chase Nominees Limited	11,424,052	
BT Globenet Nominees Ltd.	350,944	
Midland Bank plc	4,802,700	
Bankers Trust	1,249,000	
Barclays Bank, Barclays Global Securities Services	569,200	
Citibank London	365,059	
Nortrust Nominees	3,485,500	
Royal Bank of Scotland	21,600	
MSS Nominees Limited	27,600	
ROY Nominees Limited	33,300	
Mellon Nominees (UK) Limited	658,790	
Total	28,797,444	

Capital International Limited		2.53%
State Street Nominees Limited	571,181	
Bank of New York Nominees	4,528,910	
Northern Trust	205,515	
Chase Nominees Limited	3,956,476	
Midland Bank plc	236,500	
Bankers Trust	1,949,668	
Barclays Bank, Barclays Global Securities Services	225,100	
Citibank London	375,600	
Morgan Guaranty	246,045	
Nortrust Nominees	2,574,277	
Royal Bank of Scotland	39,500	
MSS Nominees Limited	194,000	
State Street Bank & Trust Co	335,686	
Lloyds Bank	97,700	
Deutsche Bank AG	548,200	
HSBC Bank plc	823,840	
Mellon Bank N.A.	370,804	
Northern Trust AVFC	246,800	
KAS UK	31,415	
Mellon Nominees (UK) Limited	299,000	

File No. 82-5205

Bank One London	321,780	
Clydesdale Bank plc	114,800	
Total	18,292,797	
Capital International S.A.		1.49%
State Street Nominees Limited	40,900	
Bank of New York Nominees	68,800	
Chase Nominees Limited	3,524,918	
Credit Suisse London Branch	93,600	
Midland Bank plc	927,400	
Barclays Bank, Barclays Global Securities Services	1,061,100	
Citibank London	36,000	
Brown Bros.	132,700	
Nortrust Nominees	36,200	
Morgan Stanley	40,300	
Royal Bank of Scotland	2,395,997	
J.P. Morgan	1,215,136	
State Street Bank & Trust Co.	44,300	
National Westminster Bank	236,000	
Lloyds Bank	58,156	
RBSTB Nominees Ltd.	63,400	
Citibank NA	53,300	
Deutsche Bank AG	401,746	
HSBC Bank plc	324,940	
Total	10,754,893	
Capital International Inc.		0.31%
State Street Nominees Limited	1,186,300	
Bank of New York Nominees	77,900	
Chase Nominees Limited	79,600	
Midland Bank plc	202,200	
Bankers Trust	19,000	
Citibank London	10,100	
Nortrust Nominees	211,326	
Royal Bank of Scotland	247,700	
State Street Bank & Trust Co	121,400	
RBSTB Nominees Ltd.	44,900	
Deutsche Bank AG	4,300	
HSBC Bank plc	32,000	
Total	2,236,726	
Capital Research and Management Company		4.50%
State Street Nominees Limited	3,025,300	
Chase Nominees Limited	29,514,134	
Total	32,539,434	

Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

10 June 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
JUN 17 2003
WASH. D.C.
188
SECTION

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Sandra Walters

Sandra Walters
Assistant Company Secretary

Enc:

FILE NO 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

   Brambles Industries plc

2) Name of shareholder having a major interest

   The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   On behalf of its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   See list appended

5) Number of shares/amount of stock acquired

   N/A

6) Percentage of issued class

   N/A

7) Number of shares/amount of stock disposed

   Not advised

8) Percentage of issued class

   Not advised

9) Class of security

   Ordinary shares of 5p each

10) Date of transaction

   N/A

11) Date company informed

   9 June 2003

12) Total holding following this notification

   92,958,892

13) Total percentage holding of issued class following this notification

   12.84%

File No 82-5205

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 10 June 2003

Details of Registered Holders

Capital Guardian Trust Company		4.01%
Bank of New York Nominees	542,981	
Nortrust Nominees	3,506,800	
ROY Nominees Limited	33,300	
MSS Nominees Limited	27,600	
Royal Bank of Scotland	21,600	
Mellon Nominees (UK) Limited	660,590	
Citibank London	368,859	
Barclays Bank, Barclays Global Securities Services	572,200	
Bankers Trust	1,266,000	
Midland Bank plc	4,856,300	
Chase Nominees Limited	11,532,268	
State Street Nominees Limited	5,308,900	
BT Globenet Nominees Ltd.	357,444	
Total	29,054,842	
Capital International Limited		2.53%
Bank One London	321,780	
Lloyds Bank	97,700	
Deutsche Bank AG	548,200	
HSBC Bank plc	823,840	
Mellon Bank N.A.	370,804	
Northern Trust AVFC	246,800	
State Street Bank & Trust Co	335,686	
Mellon Nominees (UK) Limited	299,000	
Barclays Bank, Barclays Global Securities Services	225,100	
KAS UK	31,415	
MSS Nominees Limited	194,000	
Royal Bank of Scotland	39,500	
Nortrust Nominees	2,574,277	
Citibank London	375,600	
Bankers Trust	1,949,668	
Midland Bank plc	236,500	
Chase Nominees Limited	3,956,476	
Bank of New York Nominees	4,528,910	
State Street Nominees Limited	571,181	
Clydesdale Bank plc	114,800	
Morgan Guaranty	246,045	

FILE NO. 82-5205

Northern Trust	205,515	
Total	18,292,797	
Capital International S.A.		1.49%
HSBC Bank plc	324,940	
State Street Bank & Trust Co.	44,300	
National Westminster Bank	236,000	
Lloyds Bank	58,156	
RBSTB Nominees Ltd.	63,400	
J.P. Morgan	1,215,136	
Deutsche Bank AG	401,746	
Citibank London	36,000	
Citibank NA	53,300	
Royal Bank of Scotland	2,398,697	
Morgan Stanley	40,300	
State Street Nominees Limited	40,900	
Brown Bros.	132,700	
Barclays Bank, Barclays Global Securities Services	1,069,900	
Midland Bank plc	931,000	
Credit Suisse London Branch	93,600	
Chase Nominees Limited	3,551,818	
Bank of New York Nominees	68,800	
Nortrust Nominees	36,200	
Total	10,796,893	
Capital International Inc.		0.31%
Chase Nominees Limited	81,400	
HSBC Bank plc	32,000	
Deutsche Bank AG	4,300	
RBSTB Nominees Ltd.	44,900	
State Street Bank & Trust Co	128,700	
Royal Bank of Scotland	250,500	
Nortrust Nominees	213,926	
Citibank London	10,100	
Midland Bank plc	202,200	
Bank of New York Nominees	82,500	
State Street Nominees Limited	1,205,400	
Bankers Trust	19,000	
Total	2,274,926	
Capital Research and Management Company		4.50%
State Street Nominees Limited	3,025,300	
Chase Nominees Limited	29,514,134	
Total	32,539,434	